Contact

www.linkedin.com/in/kenyatparham (LinkedIn)

Top Skills

Mobile Application Development
Revenue Generation
Trust and Safety

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Publications

The Psychology of Blacks, Fourth Edition

Kenya T. Parham

Global VP of Community & Partnerships @ SPILL
Los Angeles Metropolitan Area

Summary

Kenya Parham is the Global Vice President of Community & Partnerships at SPILL, the chart-topping social app that puts culture and the people who create it first. In her role, Kenya leads 6 departments within the company - Community, Creators, Partnerships, Support, Moderation & Editorial. She is the voice of the SPILL community within the company, working to onboard and support creators and communities around the world. Kenya forges first-to-market partnerships and activations with some of the biggest media partners, agencies, and brands in the world and has achieved landmark success in developing a successful revenue structure with these partners resulting in more than $1M in annualized revenue for the company while still in its beta stage. Kenya is also responsible for leading the charge to help the platform actualize their goal of being a safer, more fun, more enjoyable place on the internet, by authoring SPILL's Community Guidelines, and building SPILL's Trust & Safety infrastructure which has contributed to SPILL reporting significantly less hate speech and harmful content by volume than any other social app.

Prior to joining SPILL, Kenya led her own Strategic Communications, Culture & Brand Strategy consultancy, The Legacy Firm, where she worked with major entertainment properties and production studios including Discovery+, Lionsgate Films, and Amazon Prime Video to expand focus and increase engagement across inclusive brand and marketing campaigns in support of noteworthy, culturally-charged films. She also served as a political strategist & fundraising specialist, where she counseled political organizations and candidates to ensure their viability for office. Kenya has also served as a TV commentator, shedding light on political and cultural moments on networks ranging BET to CNN.

Acknowledged as a Founding Ambassador of the Smithsonian National Museum of African American History and Culture, Kenya has been honored with special recognition by the Los Angeles Urban

League, California State Assembly and Senate legislative bodies. She was elected the first National Vice Chair of the Black Caucus of the Young Democrats of America has been a presenting member of the American Association of Political Consultants (AAPC) and the Association of Fundraising Professionals (AFP), and was named "Top 40 under 40 Change-Makers to Watch" by The Empowerment Congress.

Kenya lives in Southern California. She is @kenya on SPILL and heykenya.com.

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Experience

Spill
Global Vice President of Community & Partnerships
March 2023 - Present (1 year 11 months)

As the Global Vice President of Community & Partnerships, Kenya is the voice of the SPILL community within the company and the face of SPILL to creators, communities and media partners externally. Kenya is responsible for authoring, owning and executing upon SPILL's audience development strategy from the ground up, with a focus on helping onboard and nurture creators within target global markets. In addition, Kenya and her team drive partnerships and activations with select media and brand partners, helping to establish a core set of tactics that deliver value to all stakeholders at scale.

Under her leadership are 6 departments within SPILL — Community, Creators, Partnerships, Editorial, Moderation & Support. Kenya serves as the voice of the SPILL community within the company and has achieved landmark success in developing a successful revenue structure where SPILL is projected to cross $1M in annualized revenue while in its beta stage, and has forged first-to-market partnerships and activations with some of the biggest media partners, agencies, and brands in the world. Kenya is also responsible for leading the charge to help the platform actualize their goal of being a safer, more fun, more enjoyable place on the internet, by authoring SPILL's Community Guidelines, and building SPILL's Trust & Safety infrastructure which has contributed to SPILL reporting 66% less hate speech and harmful content by volume than any other social app.

The Legacy Firm

Strategic Communications, Culture & Brand Strategy

July 2017 - March 2023 (5 years 9 months)

Ms. Parham's perspective is tapped by major production studios like MGM, Warner Bros., Lionsgate Films, Amazon, Sony Pictures, and Discovery+ on how to be "culturally competent" in the branding and marketing of notable films — Detroit (2017), Just Mercy (2019), Antebellum (2020), Judas and the Black Messiah (2021), and The Blackening (2023). Ms. Parham joined the MACRO Studios family in 2021 a collaborative deal for a forthcoming project where she serves as both Executive Producer and Host of her own show. In 2022 Ms. Parham wrote and Produced The Kwanzaa Menu, The Food Network's first series on Kwanzaa, which premiered on December 26th 2022 and shattered all network expectations and previous records for digital series of its kind when it hit 3 million+ unique plays/views during launch week on Instagram alone.

Game Ready Performance

Chief Executive Officer

April 2017 - March 2023 (6 years)

Hermosa Beach, California, United States

Kenya is the force of nature driving the day-to-day operations at Game Ready Performance, including the company's major expansion, brand identity, and digitization, as well client and staff management systems.
As CEO, Kenya has brokered key sponsorships, endorsements and partnerships with buzzworthy brands including Athleta (Gap, Inc.), Normatec, Hyperice, SKLZ. A former dual sport elite athlete herself, Kenya continues to cultivate and foster athletic development through an integrated, mindful and informed approach

Independent Consultant

Political Strategist & Fundraising Specialist

September 2014 - March 2023 (8 years 7 months)

Parlay Think Tank

Founder

2015 - July 2017 (2 years)

The Sankofa Group for Civic Engagement

Principal Consultant

August 2013 - September 2014 (1 year 2 months)

Developing and executing effective advocacy strategies that aid in the creation of policy, inform and engage community participation and cultivate the power of decision makers; Managing all aspects of the project lifecycle; Strategic identification of community leaders, key stakeholders, and donor channels relevant to clientele base; Political & Non-Profit Fundraising; Campaign creation & management; Candidate coaching.

The African American Board Leadership Institute
Spring 2014 Alumni
April 2014 - 2014 (less than a year)

The mission of the African American Board Leadership Institute is to strengthen nonprofit, public and private organizations through recruiting, preparing and placing African Americans on a broad range of governing boards.

The African American Board Leadership Institute (AABLI) is an approved project of Community Partners. AABLI was established in 2011 to develop a pipeline of qualified African American candidates for membership on governing boards. By fulfilling its mission, AABLI will significantly increase the representation of well-qualified African American individuals on boards and in critical board leadership positions, thereby enhancing the effectiveness of governing boards and better reflecting the diversity of the communities they serve.

The Smiley Group, Inc.
Creative Brand Strategy & Writer
2010 - 2012 (2 years)

Creative Brand Strategy (Tavis Smiley on PBS, High Quality Speakers Bureau, America I Am Tour, Smiley Books [Fail UP]); Community Engagement in South Los Angeles - Acted as a liaison for The Smiley Group to partner with local elected officials & community leaders on programming to address issues affecting the Crenshaw Corridor & African American community regarding gentrification & Metro development. Traveled to China (May-June 2011) for production of a 5-part documentary on the socio-economic differences between China & The United States, on behalf of PBS/WNET's Tavis Smiley & Dr. Cornel West [Air Date: August 13, 2011]; Staff Writer for FWD Nation.

California State University, Northridge
Director of Legislative Affairs
2009 - June 2010 (1 year)

Directly responsible for assisting in the representation of official positions of the Associated Students at the California State Student Association, Los Angeles

Collegiate Council, and American Students Association before various State, County, City, Special District and Federal elected and appointed government. Organized on-campus Voter Registration Campaigns; Created resolutions in Associated Students Senate to inform the CSUN student body of pending, enacted & impactful statewide legislation; Organized Informational Ballot Forums; Vied for student rights re: CSU/CA Higher Education budget cuts; Assisted in creating the 'Civil Discourse & Social Change" speaker's series, bringing Rev. James Lawson, Barbara Boxer, and Dr. Cornel West to CSUN's campus.

Office of Speaker Karen Bass
Fellow
May 2007 - September 2008 (1 year 5 months)

Urban development/programming; Constituent response & case management

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Education

California State University-Northridge
Political Science and Government